Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: October 23, 2018

Fifth Third Announces Third Quarter 2018 Results

Diluted earnings per share of $0.61

Reported results included a negative $0.03 from certain items on page 2

3Q18 Key Financial Data				Key Highlights
$ millions for all balance sheet and income statement items
	3Q18	2Q18	3Q17	Strengthened balance sheet

Income Statement Data

●  Commercial criticized ratio of 3.45% (17+ year low)

●  Total NPA ratio of 0.48% (14 year low)

●  Modified LCR of 119%(e)

Focused on profitable relationship growth

●  Households up 4% compared to 3Q17

●  Adjusted PPNR(a) up 9% compared to 3Q17

●  Core deposits up 3% compared to 3Q17

●  NIM(a) up 16 bps compared to 3Q17

Disciplined expense management

●  Expenses down 3% compared to prior quarter

●  Full-time equivalent employees down 4% compared to prior quarter

On-track to achieve NorthStar targets(a)

●  ROTCE - 13.5% (adjusted 14%)

●  ROA - 1.21% (adjusted 1.26%)

●  Efficiency ratio ex. LIH - 60.2% (adjusted 59.3%)

Net income available to common shareholders	$418	$563	$999
Net interest income (U.S. GAAP)	1,043	1,020	970
Net interest income (FTE)(a)	1,047	1,024	977
Noninterest income	563	743	1,561
Noninterest expense	1,008	1,037	975
Per Share Data
Earnings per share, basic	$0.62	$0.81	$1.37
Earnings per share, diluted	0.61	0.80	1.35
Book value per share	21.92	21.97	21.30
Tangible book value per share(a)	18.17	18.30	17.86
Balance Sheet & Credit Quality
Average portfolio loans and leases	$93,192	$92,557	$91,906
Average deposits	104,666	103,945	101,834
Net charge-off ratio(b)	0.30%	0.41%	0.29%
Nonperforming asset ratio(c)	0.48	0.52	0.60
Financial Ratios, as reported
Return on average assets	1.21%	1.66%	2.85%
Return on average common equity	11.2	15.3	25.6
Return on average tangible common equity(a)	13.5	18.4	30.4
CET1 capital(d)(e)	10.67	10.91	10.59
Net interest margin(a)	3.23	3.21	3.07
Efficiency(a)	62.6	58.7	38.4

Other than the Quarterly Financial Review tables beginning on page 13, commentary is on a fully taxable-equivalent (FTE) basis unless otherwise noted. Consistent with SEC guidance in Industry Guide 3 that contemplates the calculation of tax-exempt income on a taxable-equivalent basis, net interest income, net interest margin, net interest rate spread, total revenue and the efficiency ratio are provided on an FTE basis. LIH refers to low income housing expense.

CEO Commentary

“Our strong quarterly results again reflected the progress we have made toward achieving our long-term financial targets. Our balance sheet continued to become more resilient, as evidenced by the consistent improvement in key credit quality metrics. Although market dynamics remained challenging during the quarter, our net interest margin increased and we generated solid loan, deposit, and household growth. We continued to diligently manage expenses as we drive toward achieving our long-term efficiency target.”

“Five months after we initially announced our planned acquisition of MB Financial, we remain confident in our ability to achieve the expected financial synergies from the transaction. We have received the necessary shareholder approvals for the acquisition and have recently re-submitted our pro-forma capital plans. We continue to expect the transaction to close in the first quarter of 2019.”

“With improving returns and a strengthened balance sheet, we remain very confident in our ability to achieve our long-term financial targets under Project NorthStar and remain well-positioned to outperform through the cycle.”

-Greg D. Carmichael, Chairman, President and CEO

Investor contact: Sameer Gokhale (513) 534-2219 | Media contact: Larry Magnesen (513) 534-8055	October 23, 2018

Income Statement Highlights
($ in millions, except per-share data)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Condensed Statements of Income
Net interest income (NII)(a)	$1,047	$1,024	$977	2%	7%
Provision for loan and lease losses	86	33	67	161%	28%
Noninterest income	563	743	1,561	(24%)	(64%)
Noninterest expense	1,008	1,037	975	(3%)	3%
Income before income taxes (a)	$516	$697	$1,496	(26%)	(66%)

Taxable equivalent adjustment	4	4	7	-	(43%)
Applicable income tax expense	79	107	475	(26%)	(83%)
Net income	$433	$586	$1,014	(26%)	(57%)
Less: Net income attributable to noncontrolling interests	-	-	-	NM	NM
Net income attributable to Bancorp	$433	$586	$1,014	(26%)	(57%)
Dividends on preferred stock	15	23	15	(35%)	-
Net income available to common shareholders	$418	$563	$999	(26%)	(58%)
Earnings per share, diluted	$0.61	$0.80	$1.35	(24%)	(55%)

Fifth Third Bancorp (Nasdaq: FITB) today reported third quarter 2018 net income of $433 million compared to net income of $1.0 billion in the year-ago quarter. Net income available to common shareholders was $418 million, or $0.61 per diluted share, compared to $999 million, or $1.35 per diluted share in the year-ago quarter. Prior quarter net income was $586 million and net income available to common shareholders was $563 million, or $0.80 per diluted share.

Diluted earnings per share impact of certain items
($ in millions, except per-share data)

Valuation of Visa total return swap, after-tax(f)	$14
GreenSky equity securities losses, after-tax(f)	$6
After-tax impact(f)	$20

Average diluted common shares outstanding (thousands)	679,199

Diluted earnings per share impact	$0.03

Net Interest Income

(FTE; $ in millions)(a)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Interest Income
Interest income	$1,319	$1,273	$1,159	4%	14%
Interest expense	272	249	182	9%	49%
Net interest income (NII)	$1,047	$1,024	$977	2%	7%

Average Yield/Rate Analysis				bps Change
Yield on interest-earning assets	4.07%	3.98%	3.64%	9	43
Rate paid on interest-bearing liabilities	1.20%	1.12%	0.85%	8	35

Ratios
Net interest rate spread	2.87%	2.86%	2.79%	1	8
Net interest margin	3.23%	3.21%	3.07%	2	16

Compared to the year-ago quarter, NII increased $70 million, or 7 percent, reflecting higher short-term market rates and growth in interest-earning assets, partially offset by an increase in funding costs. NIM increased 16 bps, primarily driven by higher short-term market rates.

Compared to the prior quarter, NII increased $23 million, or 2 percent, reflecting higher short-term market rates and a higher day count. NIM increased 2 bps, primarily driven by higher short-term market rates, loan growth, and an increase in higher-yielding consumer loans, partially offset by a higher day count.

Noninterest Income

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Noninterest Income
Service charges on deposits	$139	$137	$138	1%	1%
Corporate banking revenue	100	120	101	(17%)	(1%)
Mortgage banking net revenue	49	53	63	(8%)	(22%)
Wealth and asset management revenue	114	108	102	6%	12%
Card and processing revenue	82	84	79	(2%)	4%
Other noninterest income	86	250	1,076	(66%)	(92%)
Securities (losses) gains, net	(6)	(5)	-	(20%)	NM
Securities (losses) gains, net - non-qualifying hedges on mortgage servicing rights	(1)	(4)	2	75%	NM
Total noninterest income	$563	$743	$1,561	(24%)	(64%)

Reported noninterest income decreased $998 million, or 64 percent, from the year-ago quarter, and decreased $180 million, or 24 percent, from the prior quarter. The comparisons reflect the impact of certain significant items in the table on page 4.

Compared to the year-ago quarter, corporate banking revenue decreased $1 million, or 1 percent, as a decline in loan syndication and equity capital markets revenue was partially offset by higher financial risk management fees. Mortgage banking net revenue decreased $14 million, or 22 percent, primarily driven by lower origination fees and gains on loan sales. Mortgage originations of $1.9 billion decreased 12 percent. Wealth and asset management revenue increased $12 million, or 12 percent, primarily driven by higher personal asset management revenue and brokerage fees. Card and processing revenue increased $3 million, or 4 percent, due to higher credit card spend volume and higher debit transaction volume, partially offset by higher rewards.

Compared to the prior quarter, corporate banking revenue decreased $20 million, or 17 percent, primarily driven by decreases in loan syndication revenue and corporate bond fees. Mortgage banking net revenue decreased $4 million, or 8 percent, primarily driven by lower origination fees and gains on loan sales as well as elevated negative net valuation adjustments. Mortgage originations decreased 12 percent. Wealth and asset management revenue increased $6 million, or 6 percent, primarily driven by higher personal asset management revenue and brokerage fees. Card and processing revenue decreased $2 million, or 2 percent, reflecting higher rewards.

Noninterest Income excluding certain items

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq		Yr/Yr
Noninterest Income excluding certain items
Noninterest income (U.S. GAAP)	$563	$743	$1,561
Valuation of Visa total return swap	17	10	47
Branch and land network impairment charge	-	30	-
Gain from GreenSky IPO	-	(16)	-
Gain on sale of Worldpay shares	-	(205)	(1,037)
GreenSky equity securities losses	8	5	-
Securities losses / (gains), net (excluding GreenSky)	(2)	-	-
Noninterest income excluding certain items(a)	$586	$567	$571		3%	3%

Compared to the year-ago quarter, noninterest income excluding the items in the table above increased $15 million, or 3 percent. Compared to the prior quarter, noninterest income excluding these items increased $19 million, or 3 percent.

Other noninterest income on a reported basis in the current and previous quarters was impacted by the items disclosed in the table above with the exception of all securities losses / (gains). Excluding these items, other noninterest income of $103 million increased $17 million, or 20 percent compared to the year-ago quarter. Compared to the prior quarter, other noninterest income excluding these items increased $34 million, or 49 percent. Performance compared to the year-ago and prior quarter reflected higher private equity investment income.

Noninterest Expense

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Noninterest Expense
Salaries, wages and incentives	$421	$471	$407	(11%)	3%
Employee benefits	82	78	77	5%	6%
Net occupancy expense	70	74	74	(5%)	(5%)
Technology and communications	71	67	62	6%	15%
Equipment expense	31	30	30	3%	3%
Card and processing expense	31	30	32	3%	(3%)
Other noninterest expense	302	287	293	5%	3%
Total noninterest expense	$1,008	$1,037	$975	(3%)	3%

Compared to the year-ago quarter, noninterest expense increased $33 million, or 3 percent, primarily driven by higher compensation related expense as well as technology and communication expense.

Compared to the prior quarter, noninterest expense decreased $29 million, or 3 percent. Excluding both a $19 million compensation expense, primarily related to a staffing review, and a $10 million contribution to the Fifth Third Foundation from the prior quarter, noninterest expense was flat. Performance primarily reflected lower compensation expense partially offset by higher technology and communications expense, as well as increased marketing expense.

Average Interest-Earning Assets

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Average Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$42,494	$42,292	$41,302	-	3%
Commercial mortgage loans	6,635	6,514	6,807	2%	(3%)
Commercial construction loans	4,870	4,743	4,533	3%	7%
Commercial leases	3,738	3,847	4,072	(3%)	(8%)
Total commercial loans and leases	$57,737	$57,396	$56,714	1%	2%
Consumer loans:
Residential mortgage loans	$15,598	$15,581	$15,523	-	-
Home equity	6,529	6,672	7,207	(2%)	(9%)
Automobile loans	8,969	8,968	9,267	-	(3%)
Credit card	2,299	2,221	2,140	4%	7%
Other consumer loans	2,060	1,719	1,055	20%	95%
Total consumer loans	$35,455	$35,161	$35,192	1%	1%

Portfolio loans and leases	$93,192	$92,557	$91,906	1%	1%
Loans held for sale	785	675	711	16%	10%
Securities and other short-term investments	34,822	34,935	33,826	-	3%
Total average interest-earning assets	$128,799	$128,167	$126,443	-	2%

Compared to the year-ago quarter, average portfolio loans and leases increased 1 percent, primarily driven by higher commercial and industrial (C&I) and other consumer loans, partially offset by declines in home equity loans, commercial leases, and automobile loans. Period end portfolio loans and leases increased 2 percent. Compared to the prior quarter, average portfolio loans and leases increased 1 percent, primarily driven by higher other consumer and C&I loans, partially offset by a decline in home equity loans. Period end portfolio loans and leases increased 2 percent.

Compared to the year-ago quarter, average commercial portfolio loans and leases increased 2 percent, primarily driven by higher C&I loans led by growth in corporate banking and middle market lending. Compared to the prior quarter, average commercial portfolio loans and leases increased 1 percent, primarily driven by growth in C&I and commercial real estate loans. Period end commercial line utilization was 35 percent, stable compared to both the year-ago and prior quarter.

Compared to the year-ago quarter, average consumer portfolio loans increased 1 percent, primarily driven by higher other consumer loans, partially offset by declines in home equity and automobile loans. Compared to the prior quarter, average consumer portfolio loans increased 1 percent, primarily driven by higher other consumer loans, partially offset by a decline in home equity.

Average securities and other short-term investments were $34.8 billion compared to $33.8 billion in the year-ago quarter, and $34.9 billion in the prior quarter. Average available-for-sale debt and other securities of $32.6 billion were up 4 percent compared to the year-ago quarter, and flat compared to the prior quarter.

Average Deposits

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Average Deposits
Demand	$32,333	$32,834	$34,850	(2%)	(7%)
Interest checking	29,681	28,715	25,765	3%	15%
Savings	13,231	13,618	13,889	(3%)	(5%)
Money market	21,753	22,036	20,028	(1%)	9%
Foreign office(g)	317	371	395	(15%)	(20%)
Total transaction deposits	$97,315	$97,574	$94,927	-	3%
Other time	4,177	4,018	3,722	4%	12%
Total core deposits	$101,492	$101,592	$98,649	-	3%
Certificates - $100,000 and over	2,596	2,155	2,625	20%	(1%)
Other deposits	578	198	560	192%	3%
Total average deposits	$104,666	$103,945	$101,834	1%	3%

Compared to the year-ago quarter, both average transaction and core deposits increased 3 percent. Performance was primarily driven by higher commercial interest checking deposits and consumer money market deposits, partially offset by lower commercial demand deposits. Commercial transaction deposits increased 2 percent and consumer transaction deposits increased 3 percent.

Compared to the prior quarter, both average transaction and core deposits were flat. Performance continued to reflect migration from demand deposits to interest-bearing accounts. Commercial transaction deposits increased 1 percent, and consumer transaction deposits decreased 1 percent.

Average Wholesale Funding

($ in millions)	For the Three Months Ended			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Average Wholesale Funding
Certificates - $100,000 and over	$2,596	$2,155	$2,625	20%	(1%)
Other deposits	578	198	560	192%	3%
Federal funds purchased	1,987	1,080	675	84%	194%
Other short-term borrowings	1,018	2,452	4,212	(58%)	(76%)
Long-term debt	14,434	14,579	13,457	(1%)	7%
Total average wholesale funding	$20,613	$20,464	$21,529	1%	(4%)

Compared to the year-ago quarter, average wholesale funding decreased 4 percent, as strong deposit growth outpaced growth in interest-earning assets. Compared to the prior quarter, average wholesale funding increased 1 percent. Performance reflected higher federal funds borrowings, partially offset by a decline in other short-term borrowings.

Credit Quality Summary
($ in millions)	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017

Total nonaccrual portfolio loans and leases (NPLs)	$403	$437	$452	$437	$506
Repossessed property	8	7	9	9	10
OREO	37	36	43	43	39
Total nonperforming portfolio assets (NPAs)	$448	$480	$504	$489	$555

NPL ratio(h)	0.43%	0.47%	0.49%	0.48%	0.55%
NPA ratio(c)	0.48%	0.52%	0.55%	0.53%	0.60%

Total loans and leases 30-89 days past due (accrual)	270	217	299	280	252
Total loans and leases 90 days past due (accrual)	87	89	107	97	77

Allowance for loan and lease losses, beginning	$1,077	$1,138	$1,196	$1,205	$1,226
Total net losses charged-off	(72)	(94)	(81)	(76)	(68)
Provision for loan and lease losses	86	33	23	67	67
Deconsolidation of a variable interest entity	-	-	-	-	(20)
Allowance for loan and lease losses, ending	$1,091	$1,077	$1,138	$1,196	$1,205

Reserve for unfunded commitments, beginning	$131	$151	$161	$157	$162
(Benefit from) provision for unfunded commitments	(2)	(20)	(10)	4	(5)
Reserve for unfunded commitments, ending	$129	$131	$151	$161	$157

Total allowance for credit losses	$1,220	$1,208	$1,289	$1,357	$1,362

Allowance for loan and lease losses ratio
As a percent of portfolio loans and leases	1.17%	1.17%	1.24%	1.30%	1.31%
As a percent of nonperforming portfolio loans and leases	270%	247%	252%	274%	238%
As a percent of nonperforming portfolio assets	243%	224%	226%	245%	217%

Total losses charged-off	$(112)	$(118)	$(103)	$(94)	$(85)
Total recoveries of losses previously charged-off	40	24	22	18	17
Total net losses charged-off	$(72)	$(94)	$(81)	$(76)	$(68)

Net charge-off ratio (NCO ratio)(b)	0.30%	0.41%	0.36%	0.33%	0.29%
Commercial NCO ratio	0.19%	0.34%	0.21%	0.22%	0.21%
Consumer NCO ratio	0.50%	0.52%	0.60%	0.51%	0.43%

Compared to the year-ago quarter, NPLs decreased $103 million, or 20 percent, with the resulting NPL ratio of 0.43 percent decreasing 12 bps. Repossessed personal property decreased $2 million and OREO balances decreased $2 million. NPAs decreased $107 million, or 19 percent, with the resulting NPA ratio of 0.48 percent, decreasing 12 bps.

Compared to the prior quarter, NPLs decreased $34 million, or 8 percent, with the resulting NPL ratio decreasing 4 bps. Repossessed personal property increased $1 million and OREO balances increased $1 million. NPAs decreased $32 million, or 7 percent, with the resulting NPA ratio decreasing 4 bps.

The provision for loan and lease losses totaled $86 million in the current quarter compared to $67 million in the year-ago quarter and $33 million in the prior quarter. The resulting allowance for loan and lease loss ratio represented 1.17 percent of total portfolio loans and leases outstanding in the current quarter, compared with 1.31 percent in the year-ago quarter and 1.17 in the prior quarter. The allowance for loan and lease losses represented 270 percent of nonperforming loans and leases, and 243 percent of nonperforming assets in the current quarter.

Net losses charged-off totaled $72 million in the current quarter compared to $68 million in the year-ago quarter and $94 million in the prior quarter. The resulting NCO ratio of 0.30 percent in the current quarter increased 1 bp compared to the year-ago quarter and decreased 11 bps compared to the prior quarter.

Capital and Liquidity Position
	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Capital Position
Average total Bancorp shareholders’ equity as a percent of average assets	11.39%	11.38%	11.52%	11.69%	11.93%
Tangible equity(a)	10.07%	10.29%	10.09%	9.90%	9.84%
Tangible common equity (excluding unrealized gains/losses)(a)	9.12%	9.33%	9.14%	8.94%	8.89%
Tangible common equity (including unrealized gains/losses)(a)	8.63%	8.98%	8.89%	8.99%	9.00%

Regulatory Capital and Liquidity Ratios(e)
CET1 capital(d)	10.67%	10.91%	10.82%	10.61%	10.59%
Tier I risk-based capital(d)	11.78%	12.02%	11.95%	11.74%	11.72%
Total risk-based capital(d)	15.01%	15.21%	15.25%	15.16%	15.16%
Tier I leverage	10.10%	10.24%	10.11%	10.01%	9.97%
Modified liquidity coverage ratio (LCR)	119%	116%	113%	129%	124%

Capital ratios remained strong during the quarter. The CET1 ratio was 10.67 percent, the tangible common equity to tangible assets ratio was 9.12 percent (excluding unrealized gains/losses), and 8.63 percent (including unrealized gains/losses). The Tier I risk-based capital ratio was 11.78 percent, the Total risk-based capital ratio was 15.01 percent, and the Tier I leverage ratio was 10.10 percent.

During the third quarter of 2018, Fifth Third entered into open market repurchase transactions of 16.9 million shares, or approximately $500 million, of its outstanding common stock, which settled between July 24, 2018 and August 6, 2018.

Tax Rate

The effective tax rate was 15.6 percent compared with 31.9 percent in the year-ago quarter and 15.5 percent in the prior quarter.

Other

Fifth Third has re-submitted its CCAR 2018 capital plan to the Federal Reserve, recognizing the pro forma impact of the combined Fifth Third MB Financial post-merger entity. In the meantime, Fifth Third expects to resume capital distribution activities consistent with the originally-submitted April 2018 capital plan. The timing and amount of this activity is subject to market conditions and applicable securities laws.

On September 18, 2018, MB Financial, Inc. common stockholders approved Fifth Third’s acquisition originally announced May 21, 2018. The acquisition is expected to close in the first quarter of 2019, subject to regulatory approvals and other customary closing conditions.

As of September 30, 2018, Fifth Third Bank owned approximately 10.3 million units representing a 3.3 percent interest in Worldpay Holding, LLC, convertible into shares of Worldpay, Inc., a publicly traded firm. Based upon Worldpay’s closing price of $101.27 on September 30, 2018, Fifth Third’s interest in Worldpay was valued at approximately $1.04 billion. The difference between the market value and the book value of Fifth Third’s interest in Worldpay’s shares is not recognized in Fifth Third’s equity or capital.

Conference Call

Fifth Third will host a conference call to discuss these financial results at 9:00 a.m. (Eastern Time) today. This conference call will be webcast live and may be accessed through the Fifth Third Investor Relations website at www.53.com (click on “About Us” then “Investor Relations”).

Those unable to listen to the live webcast may access a webcast replay through the Fifth Third Investor Relations website at the same web address. Additionally, a telephone replay of the conference call will be available after the conference call until approximately November 6, 2018 by dialing 800-585-8367 for domestic access or 404-537-3406 for international access (passcode 4083528#).

Corporate Profile

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of September 30, 2018, the Company had $142 billion in assets and operates 1,152 full-service Banking Centers, and 2,443 Fifth Third branded ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia and North Carolina. In total, Fifth Third provides its customers with access to approximately 53,000 fee-free ATMs across the United States. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Wealth & Asset Management. As of September 30, 2018, Fifth Third also had a 3.3% interest in Worldpay Holding, LLC, a subsidiary of Worldpay, Inc. Fifth Third is among the largest money managers in the Midwest and, as of September 30, 2018, had $376 billion in assets under care, of which it managed $38 billion for individuals, corporations and not-for-profit organizations through its Trust and Registered Investment Advisory businesses. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® Global Select Market under the symbol “FITB.”

Earnings Release End Notes

(a)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 25

(b)	Net losses charged-off as a percent of average portfolio loans and leases

(c)	Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO

(d)

 Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(e)	Current period regulatory capital and liquidity ratios are estimated

(f)	Assumes a 21% tax rate

(g)	Includes commercial customer Eurodollar sweep balances for which the Bank pays rates comparable to other commercial deposit accounts

(h)	Nonperforming portfolio loans and leases as a percent of portfolio loans and leases and OREO

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

# # #

Quarterly Financial Review for September 30, 2018

Table of Contents

Financial Highlights	13-14
Consolidated Statements of Income	15
Consolidated Balance Sheets	16-17
Consolidated Statements of Changes in Equity	18
Average Balance Sheet and Yield/Rate Analysis	19-20
Summary of Loans and Leases	21
Regulatory Capital	22
Summary of Credit Loss Experience	23
Asset Quality	24
Regulation G Non-GAAP Reconciliation	26-27
Segment Presentation	28

Fifth Third Bancorp and Subsidiaries
Financial Highlights
$ in millions, except per share data				% / bps				% / bps
(unaudited)	For the Three Months Ended			Change		Year to Date		Change
	September	June	September			September	September
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Income Statement Data
Net interest income	$1,043	$1,020	$970	2%	8%	$3,059	$2,842	8%
Net interest income (FTE)(a)	1,047	1,024	977	2%	7%	3,071	2,861	7%
Noninterest income	563	743	1,561	(24%)	(64%)	2,215	2,648	(16%)
Total revenue (FTE)	1,610	1,767	2,538	(9%)	-	5,286	5,509	(4%)
Provision for loan and lease losses	86	33	67	161%	28%	142	193	(26%)
Noninterest expense	1,008	1,037	975	(3%)	3%	3,090	2,918	6%
Net income attributable to Bancorp	433	586	1,014	(26%)	(57%)	1,721	1,685	2%
Net income available to common shareholders	418	563	999	(26%)	(58%)	1,669	1,633	2%
Earnings Per Share Data
Net income allocated to common shareholders	$413	$557	$989	(26%)	(58%)	$1,651	$1,615	2%
Average common shares outstanding (in thousands):
Basic	667,624	683,345	721,280	(2%)	(7%)	680,182	736,686	(8%)
Diluted	679,199	696,210	733,285	(2%)	(7%)	693,079	748,707	(7%)
Earnings per share, basic	$0.62	$0.81	$1.37	(23%)	(55%)	$2.43	$2.19	11%
Earnings per share, diluted	0.61	0.80	1.35	(24%)	(55%)	2.38	2.16	10%
Common Share Data
Cash dividends per common share	$0.18	$0.18	$0.16	-	13%	$0.52	$0.44	18%
Book value per share	21.92	21.97	21.30	-	3%	21.92	21.30	3%
Market price per share	27.92	28.70	27.98	(3%)	-	27.92	27.98	-
Common shares outstanding (in thousands)	661,373	678,162	705,474	(2%)	(6%)	661,373	705,474	(6%)
Market capitalization	$18,466	$19,463	$19,739	(5%)	(6%)	$18,466	$19,739	(6%)
Financial Ratios
Return on average assets	1.21%	1.66%	2.85%	(45)	(164)	1.63%	1.60%	3
Return on average common equity	11.2%	15.3%	25.6%	(410)	(1,440)	15.0%	14.3%	70
Return on average tangible common equity(a)	13.5%	18.4%	30.4%	(490)	(1,690)	18.1%	17.0%	110
Noninterest income as a percent of total revenue(a)	35%	42%	62%	(700)	(2,700)	42%	48%	(600)
Dividend payout	29.0%	22.2%	11.7%	680	1,730	21.4%	20.1%	130
Average total Bancorp shareholders’ equity as a percent of average assets	11.39%	11.38%	11.93%	1	(54)	11.43%	11.83%	(40)
Tangible common equity(a)	9.12%	9.33%	8.89%	(21)	23	9.12%	8.89%	23
Net interest margin (FTE)(a)	3.23%	3.21%	3.07%	2	16	3.20%	3.03%	17
Efficiency (FTE)(a)	62.6%	58.7%	38.4%	390	2,420	58.5%	53.0%	550
Effective tax rate	15.6%	15.5%	31.9%	10	(1,630)	15.7%	29.2%	(1,350)
Credit Quality
Net losses charged-off	$72	$94	$68	(23%)	6%	$247	$221	12%
Net losses charged-off as a percent of average portfolio loans and leases	0.30%	0.41%	0.29%	(11)	1	0.36%	0.32%	4
ALLL as a percent of portfolio loans and leases	1.17%	1.17%	1.31%	-	(14)	1.17%	1.31%	(14)
Allowance for credit losses as a percent of portfolio loans and leases(g)	1.31%	1.31%	1.48%	-	(17)	1.31%	1.48%	(17)
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO	0.48%	0.52%	0.60%	(4)	(12)	0.48%	0.60%	(12)
Average Balances
Loans and leases, including held for sale	$93,977	$93,232	$92,617	1%	1%	$93,363	$92,686	1%
Securities and other short-term investments	34,822	34,935	33,826	-	3%	34,813	33,497	4%
Assets	141,752	141,529	140,992	-	1%	141,616	140,495	1%
Transaction deposits(b)	97,315	97,574	94,927	-	3%	97,303	95,916	1%
Core deposits(c)	101,492	101,592	98,649	-	3%	101,321	99,680	2%
Wholesale funding(d)	20,613	20,464	21,529	1%	(4%)	20,546	20,450	0%
Bancorp shareholders’ equity	16,145	16,108	16,820	-	(4%)	16,187	16,623	(3%)
Regulatory Capital and Liquidity Ratios(e)
CET1 capital(f)	10.67%	10.91%	10.59%	(24)	8	10.67%	10.59%	8
Tier I risk-based capital(f)	11.78%	12.02%	11.72%	(24)	6	11.78%	11.72%	6
Total risk-based capital(f)	15.01%	15.21%	15.16%	(20)	(15)	15.01%	15.16%	(15)
Tier I leverage	10.10%	10.24%	9.97%	(14)	13	10.10%	9.97%	13
Modified liquidity coverage ratio (LCR)	119%	116%	124%	3%	(4%)	119%	124%	(4%)
Operations
Banking centers	1,152	1,158	1,155	(1%)	-	1,152	1,155	-
ATMs	2,443	2,458	2,465	(1%)	(1%)	2,443	2,465	(1%)
Full-time equivalent employees	17,512	18,163	17,797	(4%)	(2%)	17,512	17,797	(2%)
(a)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 25.
(b)	Includes demand, interest checking, savings, money market and foreign office deposits of commercial customers.
(c)	Includes transaction deposits plus other time deposits.
(d)	Includes certificates $100,000 and over, other deposits, federal funds purchased, other short-term borrowings and long-term debt.
(e)	Current period regulatory capital and liquidity ratios are estimates.
(f)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(g)	The allowance for credit losses is the sum of the ALLL and the reserve for unfunded commitments.

Fifth Third Bancorp and Subsidiaries
Financial Highlights
$ in millions, except per share data
(unaudited)	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Income Statement Data
Net interest income	$1,043	$1,020	$996	$956	$970
Net interest income (FTE)(a)	1,047	1,024	999	963	977
Noninterest income	563	743	909	577	1,561
Total revenue (FTE)	1,610	1,767	1,908	1,540	2,538
Provision for loan and lease losses	86	33	23	67	67
Noninterest expense	1,008	1,037	1,046	1,073	975
Net income attributable to Bancorp	433	586	704	509	1,014
Net income available to common shareholders	418	563	689	486	999

Earnings Per Share Data
Net income allocated to common shareholders	$413	$557	$681	$482	$989
Average common shares outstanding (in thousands):
Basic	667,624	683,345	689,820	703,372	721,280
Diluted	679,199	696,210	704,101	716,908	733,285
Earnings per share, basic	$0.62	$0.81	$0.99	$0.68	1.37
Earnings per share, diluted	0.61	0.80	0.97	0.67	1.35

Common Share Data
Cash dividends per common share	$0.18	$0.18	$0.16	$0.16	$0.16
Book value per share	21.92	21.97	21.68	21.67	21.30
Market value per share	27.92	28.70	31.75	30.34	27.98
Common shares outstanding (in thousands)	661,373	678,162	684,942	693,805	705,474
Market capitalization	$18,466	$19,463	$21,747	$21,050	$19,739

Financial Ratios
Return on average assets	1.21%	1.66%	2.02%	1.43%	2.85%
Return on average common equity	11.2%	15.3%	18.6%	12.7%	25.6%
Return on average tangible common equity(a)	13.5%	18.4%	22.4%	15.2%	30.4%
Noninterest income as a percent of total revenue(a)	35%	42%	48%	37%	62%
Dividend payout	29.0%	22.2%	16.2%	23.5%	11.7%
Average total Bancorp shareholders’ equity as a percent of average assets	11.39%	11.38%	11.52%	11.69%	11.93%
Tangible common equity(a)	9.12%	9.33%	9.14%	8.94%	8.89%
Net interest margin (FTE)(a)	3.23%	3.21%	3.18%	3.02%	3.07%
Efficiency (FTE)(a)	62.6%	58.7%	54.8%	69.7%	38.4%
Effective tax rate	15.6%	15.5%	15.8%	(29.8%)	31.9%

Credit Quality
Net losses charged-off	$72	$94	$81	$76	$68
Net losses charged-off as a percent of average portfolio loans and leases	0.30%	0.41%	0.36%	0.33%	0.29%
ALLL as a percent of portfolio loans and leases	1.17%	1.17%	1.24%	1.30%	1.31%
Allowance for credit losses as a percent of portfolio loans and leases(g)	1.31%	1.31%	1.40%	1.48%	1.48%
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO	0.48%	0.52%	0.55%	0.53%	0.60%

Average Balances
Loans and leases, including held for sale	$93,977	$93,232	$92,869	$92,865	$92,617
Securities and other short-term investments	34,822	34,935	34,677	33,756	33,826
Assets	141,752	141,529	141,565	141,055	140,992
Transaction deposits(b)	97,315	97,574	97,018	96,450	94,927
Core deposits(c)	101,492	101,592	100,874	100,242	98,649
Wholesale funding(d)	20,613	20,464	20,558	20,097	21,529
Bancorp shareholders’ equity	16,145	16,108	16,313	16,493	16,820

Regulatory Capital and Liquidity Ratios(e)
CET1 capital(f)	10.67%	10.91%	10.82%	10.61%	10.59%
Tier I risk-based capital(f)	11.78%	12.02%	11.95%	11.74%	11.72%
Total risk-based capital(f)	15.01%	15.21%	15.25%	15.16%	15.16%
Tier I leverage	10.10%	10.24%	10.11%	10.01%	9.97%
Modified liquidity coverage ratio (LCR)	119%	116%	113%	129%	124%

Operations
Banking centers	1,152	1,158	1,153	1,154	1,155
ATMs	2,443	2,458	2,459	2,469	2,465
Full-time equivalent employees	17,512	18,163	18,344	18,125	17,797
(a)	Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 25.
(b)	Includes demand, interest checking, savings, money market and foreign office deposits of commercial customers.
(c)	Includes transaction deposits plus other time deposits.
(d)	Includes certificates $100,000 and over, other deposits, federal funds purchased, other short-term borrowings and long-term debt.
(e)	Current period regulatory capital and liquidity ratios are estimates.
(f)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

(g)	The allowance for credit losses is the sum of the ALLL and the reserve for unfunded commitments.

Fifth Third Bancorp and Subsidiaries
Consolidated Statements of Income
$ in millions
(unaudited)
	For the Three Months Ended			% Change		Year to Date		% Change
	September	June	September			September	September
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Interest Income
Interest and fees on loans and leases	$1,040	$996	$899	4%	16%	$2,975	$2,595	15%
Interest on securities	269	267	249	1%	8%	798	739	8%
Interest on other short-term investments	6	6	4	-	50%	17	10	70%
Total interest income	1,315	1,269	1,152	4%	14%	3,790	3,344	13%

Interest Expense
Interest on deposits	144	119	73	21%	97%	359	197	82%
Interest on federal funds purchased	10	5	2	100%	400%	17	4	325%
Interest on other short-term borrowings	6	11	12	(45%)	(50%)	25	24	4%
Interest on long-term debt	112	114	95	(2%)	18%	330	277	19%
Total interest expense	272	249	182	9%	49%	731	502	46%

Net Interest Income	1,043	1,020	970	2%	8%	3,059	2,842	8%

Provision for loan and lease losses	86	33	67	161%	28%	142	193	(26%)
Net Interest Income After Provision for Loan and Lease Losses	957	987	903	(3%)	6%	2,917	2,649	10%

Noninterest Income
Service charges on deposits	139	137	138	1%	1%	414	415	-
Corporate banking revenue	100	120	101	(17%)	(1%)	308	276	12%
Mortgage banking net revenue	49	53	63	(8%)	(22%)	158	170	(7%)
Wealth and asset management revenue	114	108	102	6%	12%	335	313	7%
Card and processing revenue	82	84	79	(2%)	4%	245	232	6%
Other noninterest income	86	250	1,076	(66%)	(92%)	794	1,237	(36%)
Securities (losses) gains, net	(6)	(5)	-	(20%)	NM	(21)	1	NM
Securities (losses) gains, net - non-qualifying hedges on mortgage servicing rights	(1)	(4)	2	75%	NM	(18)	4	NM
Total noninterest income	563	743	1,561	(24%)	(64%)	2,215	2,648	(16%)

Noninterest Expense
Salaries, wages and incentives	421	471	407	(11%)	3%	1,339	1,215	10%
Employee benefits	82	78	77	5%	6%	270	274	(1%)
Net occupancy expense	70	74	74	(5%)	(5%)	219	221	(1%)
Technology and communications	71	67	62	6%	15%	206	177	16%
Equipment expense	31	30	30	3%	3%	92	88	5%
Card and processing expense	31	30	32	3%	(3%)	91	95	(4%)
Other noninterest expense	302	287	293	5%	3%	873	848	3%
Total noninterest expense	1,008	1,037	975	(3%)	3%	3,090	2,918	6%
Income Before Income Taxes	512	693	1,489	(26%)	(66%)	2,042	2,379	(14%)
Applicable income tax expense	79	107	475	(26%)	(83%)	321	694	(54%)
Net Income	433	586	1,014	(26%)	(57%)	1,721	1,685	2%
Less: Net income attributable to noncontrolling interests	-	-	-	NM	NM	-	-	NM
Net Income Attributable to Bancorp	433	586	1,014	(26%)	(57%)	1,721	1,685	2%
Dividends on preferred stock	15	23	15	(35%)	-	52	52	-
Net Income Available to Common Shareholders	$418	$563	$999	(26%)	(58%)	$1,669	$1,633	2%

Fifth Third Bancorp and Subsidiaries
Consolidated Balance Sheets
$ in millions, except per share data
(unaudited)	As of			% Change
	September	June	September
	2018	2018	2017	Seq	Yr/Yr
Assets
Cash and due from banks	$2,100	$2,052	$2,205	2%	(5%)
Other short-term investments	1,429	1,636	3,298	(13%)	(57%)
Available-for-sale debt and other securities(a)	31,808	31,961	31,391	-	1%
Held-to-maturity securities(b)	18	19	25	(5%)	(28%)
Trading debt securities	269	280	511	(4%)	(47%)
Equity securities	500	475	428	5%	17%
Loans and leases held for sale	663	783	711	(15%)	(7%)
Portfolio loans and leases:
Commercial and industrial loans	42,631	41,403	41,011	3%	4%
Commercial mortgage loans	6,695	6,625	6,863	1%	(2%)
Commercial construction loans	4,892	4,687	4,652	4%	5%
Commercial leases	3,697	3,788	4,043	(2%)	(9%)
Residential mortgage loans	15,585	15,640	15,588	-	-
Home equity	6,485	6,599	7,143	(2%)	(9%)
Automobile loans	9,002	8,938	9,236	1%	(3%)
Credit card	2,325	2,270	2,168	2%	7%
Other consumer loans	2,131	1,982	1,179	8%	81%
Portfolio loans and leases	93,443	91,932	91,883	2%	2%
Allowance for loan and lease losses	(1,091)	(1,077)	(1,205)	1%	(9%)
Portfolio loans and leases, net	92,352	90,855	90,678	2%	2%
Bank premises and equipment	1,896	1,915	2,018	(1%)	(6%)
Operating lease equipment	546	606	663	(10%)	(18%)
Goodwill	2,462	2,462	2,423	-	2%
Intangible assets	28	30	18	(7%)	56%
Servicing rights	1,010	959	848	5%	19%
Other assets	6,604	6,662	7,047	(1%)	(6%)
Total Assets	$141,685	$140,695	$142,264	1%	-

Liabilities
Deposits:
Demand	$31,803	$32,680	$35,246	(3%)	(10%)
Interest checking	30,288	29,452	26,091	3%	16%
Savings	13,027	13,455	13,693	(3%)	(5%)
Money market	21,977	21,593	19,646	2%	12%
Foreign office	298	336	609	(11%)	(51%)
Other time	4,249	4,058	3,756	5%	13%
Certificates $100,000 and over	2,700	2,557	2,411	6%	12%
Other deposits	-	-	-	NM	NM
Total deposits	104,342	104,131	101,452	-	3%
Federal funds purchased	2,316	597	118	288%	1863%
Other short-term borrowings	1,114	1,763	5,688	(37%)	(80%)
Accrued taxes, interest and expenses	1,155	1,206	2,071	(4%)	(44%)
Other liabilities	2,448	2,425	2,516	1%	(3%)
Long-term debt	14,460	14,321	14,039	1%	3%
Total Liabilities	125,835	124,443	125,884	1%	-
Equity
Common stock(c)	2,051	2,051	2,051	-	-
Preferred stock	1,331	1,331	1,331	-	-
Capital surplus	2,856	2,833	2,682	1%	6%
Retained earnings	16,440	16,143	14,748	2%	11%
Accumulated other comprehensive (loss) income	(775)	(552)	185	(40%)	NM
Treasury stock	(6,073)	(5,574)	(4,637)	9%	31%
Total Bancorp shareholders’ equity	15,830	16,232	16,360	(2%)	(3%)
Noncontrolling interests	20	20	20	-	-
Total Equity	15,850	16,252	16,380	(2%)	(3%)
Total Liabilities and Equity	$141,685	$140,695	$142,264	1%	-
(a) Amortized cost	$32,707	$32,589	$31,026	-	5%
(b) Market values	18	19	25	(5%)	(28%)
(c) Common shares, stated value $2.22 per share (in thousands):
Authorized	2,000,000	2,000,000	2,000,000	-	-
Outstanding, excluding treasury	661,373	678,162	705,474	(2%)	(6%)
Treasury	262,520	245,731	218,419	7%	20%

Fifth Third Bancorp and Subsidiaries
Consolidated Balance Sheets
$ in millions, except per share data
(unaudited)	As of
	September	June	March	December	September
	2018	2018	2018	2017	2017
Assets
Cash and due from banks	$2,100	$2,052	$2,038	$2,514	$2,205
Other short-term investments	1,429	1,636	1,747	2,753	3,298
Available-for-sale debt and other securities(a)	31,808	31,961	31,819	31,751	31,391
Held-to-maturity securities(b)	18	19	23	24	25
Trading debt securities	269	280	571	492	511
Equity securities	500	475	418	439	428
Loans and leases held for sale	663	783	717	492	711
Portfolio loans and leases:
Commercial and industrial loans	42,631	41,403	41,635	41,170	41,011
Commercial mortgage loans	6,695	6,625	6,509	6,604	6,863
Commercial construction loans	4,892	4,687	4,766	4,553	4,652
Commercial leases	3,697	3,788	3,919	4,068	4,043
Residential mortgage loans	15,585	15,640	15,563	15,591	15,588
Home equity	6,485	6,599	6,757	7,014	7,143
Automobile loans	9,002	8,938	9,018	9,112	9,236
Credit card	2,325	2,270	2,188	2,299	2,168
Other consumer loans	2,131	1,982	1,615	1,559	1,179
Portfolio loans and leases	93,443	91,932	91,970	91,970	91,883
Allowance for loan and lease losses	(1,091)	(1,077)	(1,138)	(1,196)	(1,205)
Portfolio loans and leases, net	92,352	90,855	90,832	90,774	90,678
Bank premises and equipment	1,896	1,915	1,966	2,003	2,018
Operating lease equipment	546	606	625	646	663
Goodwill	2,462	2,462	2,462	2,445	2,423
Intangible assets	28	30	30	27	18
Servicing rights	1,010	959	926	858	848
Other assets	6,604	6,662	7,326	6,975	7,047
Total Assets	$141,685	$140,695	$141,500	$142,193	$142,264

Liabilities
Deposits:
Demand	$31,803	$32,680	$34,066	$35,276	$35,246
Interest checking	30,288	29,452	29,627	27,703	26,091
Savings	13,027	13,455	13,751	13,425	13,693
Money market	21,977	21,593	21,540	20,097	19,646
Foreign office	298	336	374	484	609
Other time	4,249	4,058	3,945	3,775	3,756
Certificates $100,000 and over	2,700	2,557	2,042	2,402	2,411
Other deposits	-	-	116	-	-
Total deposits	104,342	104,131	105,461	103,162	101,452
Federal funds purchased	2,316	597	178	174	118
Other short-term borrowings	1,114	1,763	1,335	4,012	5,688
Accrued taxes, interest and expenses	1,155	1,206	1,104	1,412	2,071
Other liabilities	2,448	2,425	2,418	2,144	2,516
Long-term debt	14,460	14,321	14,800	14,904	14,039
Total Liabilities	125,835	124,443	125,296	125,808	125,884
Equity
Common stock(c)	2,051	2,051	2,051	2,051	2,051
Preferred stock	1,331	1,331	1,331	1,331	1,331
Capital surplus	2,856	2,833	2,828	2,790	2,682
Retained earnings	16,440	16,143	15,707	15,122	14,748
Accumulated other comprehensive (loss) income	(775)	(552)	(389)	73	185
Treasury stock	(6,073)	(5,574)	(5,344)	(5,002)	(4,637)
Total Bancorp shareholders’ equity	15,830	16,232	16,184	16,365	16,360
Noncontrolling interests	20	20	20	20	20
Total Equity	15,850	16,252	16,204	16,385	16,380
Total Liabilities and Equity	$141,685	$140,695	$141,500	$142,193	$142,264
(a) Amortized cost	$32,707	$32,589	$32,230	$31,577	$31,026
(b) Market values	18	19	23	24	25
(c) Common shares, stated value $2.22 per share (in thousands):
Authorized	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Outstanding, excluding treasury	661,373	678,162	684,942	693,805	705,474
Treasury	262,520	245,731	238,951	230,088	218,419

Fifth Third Bancorp and Subsidiaries
Consolidated Statements of Changes in Equity
$ in millions
(unaudited)
	For the Three Months Ended		Year to Date
	September	September	September	September
	2018	2017	2018	2017
Total Equity, Beginning	$16,252	$16,446	$16,385	$16,232
Net income attributable to Bancorp	433	1,014	1,721	1,685
Other comprehensive income, net of tax:
Change in unrealized (losses) gains:
Available-for-sale securities	(207)	23	(827)	132
Qualifying cash flow hedges	(17)	(2)	(22)	(9)
Change in accumulated other comprehensive income related to employee benefit plans	1	1	3	3
Comprehensive income	210	1,036	875	1,811
Cash dividends declared:
Common stock	(121)	(114)	(355)	(324)
Preferred stock	(15)	(15)	(52)	(52)
Impact of stock transactions under stock compensation plans, net	24	22	46	51
Shares acquired for treasury	(500)	(990)	(1,053)	(1,332)
Noncontrolling interest	-	(7)	-	(7)
Other	-	2	-	1
Impact of cumulative effect of change in account principles	-	-	4	-
Total Equity, Ending	$15,850	$16,380	$15,850	$16,380

Fifth Third Bancorp and Subsidiaries
Average Balance Sheet and Yield/Rate Analysis
$ in millions, except share data
(unaudited)
	For the Three Months Ended			% Change		Year to Date		% Change
	September	June	September			September	September
	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Assets
Interest-earning assets:
Commercial and industrial loans	$42,614	$42,327	$41,314	1%	3%	$42,249	$41,619	2%
Commercial mortgage loans	6,664	6,521	6,814	2%	(2%)	6,591	6,873	(4%)
Commercial construction loans	4,870	4,743	4,533	3%	7%	4,762	4,277	11%
Commercial leases	3,746	3,847	4,079	(3%)	(8%)	3,850	4,008	(4%)
Residential mortgage loans	16,226	16,213	16,206	-	-	16,176	16,011	1%
Home equity	6,529	6,672	7,207	(2%)	(9%)	6,695	7,389	(9%)
Automobile loans	8,969	8,968	9,267	-	(3%)	9,000	9,486	(5%)
Credit card	2,299	2,221	2,140	4%	7%	2,248	2,121	6%
Other consumer loans	2,060	1,720	1,057	20%	95%	1,792	902	99%
Taxable securities	33,301	33,380	32,289	-	3%	33,272	32,067	4%
Tax exempt securities	69	81	65	(15%)	6%	75	63	19%
Other short-term investments	1,452	1,474	1,472	(1%)	(1%)	1,466	1,367	7%
Total interest-earning assets	128,799	128,167	126,443	-	2%	128,176	126,183	2%
Cash and due from banks	2,193	2,179	2,227	1%	(2%)	2,182	2,202	(1%)
Other assets	11,837	12,320	13,532	(4%)	(13%)	12,394	13,343	(7%)
Allowance for loan and lease losses	(1,077)	(1,137)	(1,210)	(5%)	(11%)	(1,136)	(1,233)	(8%)
Total Assets	$141,752	$141,529	$140,992	-	1%	$141,616	$140,495	1%

Liabilities
Interest-bearing liabilities:
Interest checking deposits	$29,681	$28,715	$25,765	3%	15%	$28,938	$26,176	11%
Savings deposits	13,231	13,618	13,889	(3%)	(5%)	13,463	14,081	(4%)
Money market deposits	21,753	22,036	20,028	(1%)	9%	21,517	20,301	6%
Foreign office deposits	317	371	395	(15%)	(20%)	393	409	(4%)
Other time deposits	4,177	4,018	3,722	4%	12%	4,018	3,764	7%
Total interest-bearing core deposits	69,159	68,758	63,799	1%	8%	68,329	64,731	6%
Certificates $100,000 and over	2,596	2,155	2,625	20%	(1%)	2,346	2,609	(10%)
Other deposits	578	198	560	192%	3%	385	330	17%
Federal funds purchased	1,987	1,080	675	84%	194%	1,258	542	132%
Other short-term borrowings	1,018	2,452	4,212	(58%)	(76%)	1,959	3,441	(43%)
Long-term debt	14,434	14,579	13,457	(1%)	7%	14,598	13,528	8%
Total interest-bearing liabilities	89,772	89,222	85,328	1%	5%	88,875	85,181	4%
Demand deposits	32,333	32,834	34,850	(2%)	(7%)	32,992	34,949	(6%)
Other liabilities	3,482	3,345	3,973	4%	(12%)	3,541	3,717	(5%)
Total Liabilities	125,587	125,401	124,151	-	1%	125,408	123,847	1%
Total Equity	16,165	16,128	16,841	-	(4%)	16,208	16,648	(3%)
Total Liabilities and Equity	$141,752	$141,529	$140,992	-	1%	$141,616	$140,495	1%

	For the Three Months Ended			bps Change		Year to Date		bps Change
	September	June	September			September	September
Yield/Rate Analysis	2018	2018	2017	Seq	Yr/Yr	2018	2017	Yr/Yr
Interest-earning assets:
Commercial and industrial loans(a)	4.32%	4.26%	3.75%	6	57	4.18%	3.61%	57
Commercial mortgage loans(a)	4.57%	4.43%	3.85%	14	72	4.40%	3.68%	72
Commercial construction loans(a)	5.14%	4.94%	4.23%	20	91	4.90%	4.01%	89
Commercial leases(a)	2.85%	2.82%	2.70%	3	15	2.82%	2.71%	11
Residential mortgage loans	3.58%	3.56%	3.48%	2	10	3.58%	3.53%	5
Home equity	5.03%	4.85%	4.39%	18	64	4.83%	4.19%	64
Automobile loans	3.47%	3.26%	2.96%	21	51	3.29%	2.88%	41
Credit card	12.17%	11.96%	11.63%	21	54	12.16%	11.84%	32
Other consumer loans	6.98%	6.75%	6.89%	23	9	6.79%	6.70%	9
Total loans and leases	4.41%	4.30%	3.88%	11	53	4.28%	3.77%	51
Taxable securities	3.20%	3.20%	3.06%	-	14	3.20%	3.08%	12
Tax exempt securities(a)	4.35%	4.03%	5.33%	32	(98)	3.28%	5.38%	(210)
Other short-term investments	1.74%	1.62%	1.16%	12	58	1.58%	0.97%	61
Total interest-earning assets	4.07%	3.98%	3.64%	9	43	3.97%	3.56%	41

Interest-bearing liabilities:
Interest checking deposits	0.88%	0.76%	0.44%	12	44	0.76%	0.38%	38
Savings deposits	0.11%	0.10%	0.06%	1	5	0.09%	0.06%	3
Money market deposits	0.80%	0.71%	0.39%	9	41	0.68%	0.35%	33
Foreign office deposits	0.33%	0.45%	0.21%	(12)	12	0.28%	0.17%	11
Other time deposits	1.48%	1.34%	1.23%	14	25	1.36%	1.23%	13
Total interest-bearing core deposits	0.74%	0.65%	0.39%	9	35	0.64%	0.35%	29
Certificates $100,000 and over	1.85%	1.35%	1.38%	50	47	1.58%	1.36%	22
Other deposits	1.95%	1.80%	1.16%	15	79	1.76%	1.03%	73
Federal funds purchased	1.96%	1.76%	1.16%	20	80	1.80%	0.94%	86
Other short-term borrowings	2.22%	1.84%	1.09%	38	113	1.70%	0.92%	78
Long-term debt	3.09%	3.11%	2.82%	(2)	27	3.02%	2.75%	27
Total interest-bearing liabilities	1.20%	1.12%	0.85%	8	35	1.10%	0.79%	31
(a) Presented on an FTE basis.

Fifth Third Bancorp and Subsidiaries
Average Balance Sheet and Yield/Rate Analysis
$ in millions, except share data	For the Three Months Ended
(unaudited)	September	June	March	December	September
	2018	2018	2018	2017	2017
Assets
Interest-earning assets:
Commercial and industrial loans	$42,614	$42,327	$41,799	$41,455	$41,314
Commercial mortgage loans	6,664	6,521	6,588	6,757	6,814
Commercial construction loans	4,870	4,743	4,671	4,660	4,533
Commercial leases	3,746	3,847	3,960	4,018	4,079
Residential mortgage loans	16,226	16,213	16,086	16,178	16,206
Home equity	6,529	6,672	6,889	7,066	7,207
Automobile loans	8,969	8,968	9,064	9,175	9,267
Credit card	2,299	2,221	2,224	2,202	2,140
Other consumer loans	2,060	1,720	1,588	1,354	1,057
Taxable securities	33,301	33,380	33,133	32,222	32,289
Tax exempt securities	69	81	73	75	65
Other short-term investments	1,452	1,474	1,471	1,459	1,472
Total interest-earning assets	128,799	128,167	127,546	126,621	126,443
Cash and due from banks	2,193	2,179	2,175	2,288	2,227
Other assets	11,837	12,320	13,039	13,351	13,532
Allowance for loan and lease losses	(1,077)	(1,137)	(1,195)	(1,205)	(1,210)
Total Assets	$141,752	$141,529	$141,565	$141,055	$140,992
Liabilities
Interest-bearing liabilities:
Interest checking deposits	$29,681	$28,715	$28,403	$26,992	$25,765
Savings deposits	13,231	13,618	13,546	13,593	13,889
Money market deposits	21,753	22,036	20,750	20,023	20,028
Foreign office deposits	317	371	494	323	395
Other time deposits	4,177	4,018	3,856	3,792	3,722
Total interest-bearing core deposits	69,159	68,758	67,049	64,723	63,799
Certificates $100,000 and over	2,596	2,155	2,284	2,429	2,625
Other deposits	578	198	379	119	560
Federal funds purchased	1,987	1,080	692	602	675
Other short-term borrowings	1,018	2,452	2,423	2,316	4,212
Long-term debt	14,434	14,579	14,780	14,631	13,457
Total interest-bearing liabilities	89,772	89,222	87,607	84,820	85,328
Demand deposits	32,333	32,834	33,825	35,519	34,850
Other liabilities	3,482	3,345	3,800	4,203	3,973
Total Liabilities	125,587	125,401	125,232	124,542	124,151
Total Equity	16,165	16,128	16,333	16,513	16,841
Total Liabilities and Equity	$141,752	$141,529	$141,565	$141,055	$140,992

Yield/Rate Analysis
Interest-earning assets:
Commercial and industrial loans(a)	4.32%	4.26%	3.96%	3.75%	3.75%
Commercial mortgage loans(a)	4.57%	4.43%	4.20%	3.92%	3.85%
Commercial construction loans(a)	5.14%	4.94%	4.59%	4.28%	4.23%
Commercial leases(a)	2.85%	2.82%	2.78%	0.06%	2.70%
Residential mortgage loans	3.58%	3.56%	3.60%	3.52%	3.48%
Home equity	5.03%	4.85%	4.62%	4.38%	4.39%
Automobile loans	3.47%	3.26%	3.12%	3.06%	2.96%
Credit card	12.17%	11.96%	12.36%	11.83%	11.63%
Other consumer loans	6.98%	6.75%	6.58%	6.64%	6.89%
Total loans and leases	4.41%	4.30%	4.11%	3.80%	3.88%
Taxable securities	3.20%	3.20%	3.21%	3.15%	3.06%
Tax exempt securities(a)	4.35%	4.03%	1.40%	5.62%	5.33%
Other short-term investments	1.74%	1.62%	1.37%	1.24%	1.16%
Total interest-earning assets	4.07%	3.98%	3.85%	3.61%	3.64%

Interest-bearing liabilities:
Interest checking deposits	0.88%	0.76%	0.63%	0.51%	0.44%
Savings deposits	0.11%	0.10%	0.07%	0.06%	0.06%
Money market deposits	0.80%	0.71%	0.53%	0.42%	0.39%
Foreign office deposits	0.33%	0.45%	0.13%	0.30%	0.21%
Other time deposits	1.48%	1.34%	1.25%	1.23%	1.23%
Total interest-bearing core deposits	0.74%	0.65%	0.52%	0.43%	0.39%
Certificates $100,000 and over	1.85%	1.35%	1.49%	1.45%	1.38%
Other deposits	1.95%	1.80%	1.44%	1.17%	1.16%
Federal funds purchased	1.96%	1.76%	1.43%	1.21%	1.16%
Other short-term borrowings	2.22%	1.84%	1.34%	1.10%	1.09%
Long-term debt	3.09%	3.11%	2.86%	2.72%	2.82%
Total interest-bearing liabilities	1.20%	1.12%	0.97%	0.88%	0.85%

Ratios:
Net interest margin (FTE)(b)	3.23%	3.21%	3.18%	3.02%	3.07%
Net interest rate spread (FTE)(b)	2.87%	2.86%	2.88%	2.73%	2.79%
Interest-bearing liabilities to interest-earning assets	69.70%	69.61%	68.69%	66.99%	67.48%
(a) Presented on an FTE basis.
(b) Non-GAAP measure; see discussion of non-GAAP and Reg. G reconciliation beginning on page 25.

Fifth Third Bancorp and Subsidiaries
Summary of Loans and Leases
$ in millions
(unaudited)
	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Average Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$42,494	$42,292	$41,782	$41,438	$41,302
Commercial mortgage loans	6,635	6,514	6,582	6,751	6,807
Commercial construction loans	4,870	4,743	4,671	4,660	4,533
Commercial leases	3,738	3,847	3,960	4,016	4,072
Total commercial loans and leases	57,737	57,396	56,995	56,865	56,714
Consumer loans:
Residential mortgage loans	15,598	15,581	15,575	15,590	15,523
Home equity	6,529	6,672	6,889	7,066	7,207
Automobile loans	8,969	8,968	9,064	9,175	9,267
Credit card	2,299	2,221	2,224	2,202	2,140
Other consumer loans	2,060	1,719	1,587	1,352	1,055
Total consumer loans	35,455	35,161	35,339	35,385	35,192
Total average portfolio loans and leases	$93,192	$92,557	$92,334	$92,250	$91,906

Average loans and leases held for sale	$785	$675	$535	$615	$711

End of Period Portfolio Loans and Leases
Commercial loans and leases:
Commercial and industrial loans	$42,631	$41,403	$41,635	$41,170	$41,011
Commercial mortgage loans	6,695	6,625	6,509	6,604	6,863
Commercial construction loans	4,892	4,687	4,766	4,553	4,652
Commercial leases	3,697	3,788	3,919	4,068	4,043
Total commercial loans and leases	57,915	56,503	56,829	56,395	56,569
Consumer loans:
Residential mortgage loans	15,585	15,640	15,563	15,591	15,588
Home equity	6,485	6,599	6,757	7,014	7,143
Automobile loans	9,002	8,938	9,018	9,112	9,236
Credit card	2,325	2,270	2,188	2,299	2,168
Other consumer loans	2,131	1,982	1,615	1,559	1,179
Total consumer loans	35,528	35,429	35,141	35,575	35,314
Total portfolio loans and leases	$93,443	$91,932	$91,970	$91,970	$91,883

Loans and leases held for sale	$663	$783	$717	$492	$711

Operating lease equipment	$546	$606	$625	$646	$663

Loans and leases serviced for others:(a)
Commercial and industrial loans	$465	$421	$401	$415	$449
Commercial mortgage loans	294	263	238	240	228
Commercial construction loans	108	82	87	76	72
Commercial leases	225	222	243	254	257
Residential mortgage loans	63,996	62,247	60,973	60,021	60,783
Other consumer loans	50	50	50	-	-
Total loans and leases serviced for others	65,138	63,285	61,992	61,006	61,789
Total loans and leases serviced	$159,790	$156,606	$155,304	$154,114	$155,046
(a) Fifth Third sells certain loans and leases and obtains servicing responsibilities.

Fifth Third Bancorp and Subsidiaries
Regulatory Capital
$ in millions
(unaudited)
	As of
	September	June	March	December	September
	2018(a)	2018	2018	2017	2017
Regulatory capital:
Common stock and related surplus (net of treasury stock)	($1,166)	($690)	($465)	($160)	$96
Retained earnings	16,440	16,143	15,707	15,122	14,748
Common equity tier I capital adjustments and deductions	(2,465)	(2,467)	(2,470)	(2,445)	(2,401)
CET1 capital	12,809	12,986	12,772	12,517	12,443
Additional tier I capital	1,331	1,331	1,331	1,331	1,330
Tier I capital	14,140	14,317	14,103	13,848	13,773
Tier II capital	3,869	3,799	3,896	4,039	4,043
Total regulatory capital	$18,009	$18,116	$17,999	$17,887	$17,816
Risk-weighted assets(b)	$120,002	$119,073	$118,001	$117,997	$117,527

Ratios:
Average shareholders’ equity to average assets	11.39%	11.38%	11.52%	11.69%	11.93%

Regulatory Capital Ratios:
Fifth Third Bancorp
CET1 capital(b)	10.67%	10.91%	10.82%	10.61%	10.59%
Tier I risk-based capital(b)	11.78%	12.02%	11.95%	11.74%	11.72%
Total risk-based capital(b)	15.01%	15.21%	15.25%	15.16%	15.16%
Tier I leverage	10.10%	10.24%	10.11%	10.01%	9.97%

Fifth Third Bank
Tier I risk-based capital(b)	12.27%	12.43%	12.39%	12.06%	12.30%
Total risk-based capital(b)	13.93%	14.10%	14.15%	13.88%	14.14%
Tier I leverage	10.56%	10.63%	10.51%	10.32%	10.50%
(a)	Current period regulatory capital data and ratios are estimated.
(b)

Under the U.S. banking agencies’ Basel III Final Rule, assets and credit equivalent amounts of off-balance sheet exposures are calculated according to the standardized approach for risk-weighted assets. The resulting values are added together resulting in the Bancorp’s total risk-weighted assets.

Fifth Third Bancorp and Subsidiaries
Summary of Credit Loss Experience
$ in millions
(unaudited)	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Average portfolio loans and leases:
Commercial and industrial loans	$42,494	$42,292	$41,782	$41,438	$41,302
Commercial mortgage loans	6,635	6,514	6,582	6,751	6,807
Commercial construction loans	4,870	4,743	4,671	4,660	4,533
Commercial leases	3,738	3,847	3,960	4,016	4,072
Residential mortgage loans	15,598	15,581	15,575	15,590	15,523
Home equity	6,529	6,672	6,889	7,066	7,207
Automobile loans	8,969	8,968	9,064	9,175	9,267
Credit card	2,299	2,221	2,224	2,202	2,140
Other consumer loans	2,060	1,719	1,587	1,352	1,055
Total average portfolio loans and leases	$93,192	$92,557	$92,334	$92,250	$91,906

Losses charged-off:
Commercial and industrial loans	($36)	($51)	($33)	($34)	($30)
Commercial mortgage loans	-	(3)	(2)	(1)	(3)
Commercial leases	-	-	-	(1)	-
Residential mortgage loans	(3)	(4)	(4)	(3)	(2)
Home equity	(6)	(5)	(7)	(8)	(6)
Automobile loans	(15)	(13)	(17)	(15)	(13)
Credit card	(33)	(29)	(28)	(23)	(23)
Other consumer loans	(19)	(13)	(12)	(9)	(8)
Total losses charged-off	($112)	($118)	($103)	($94)	($85)

Recoveries of losses previously charged-off:
Commercial and industrial loans	$8	$4	$5	$2	$3
Commercial mortgage loans	1	1	1	2	-
Commercial leases	-	-	-	-	-
Residential mortgage loans	1	2	1	2	3
Home equity	3	3	2	4	3
Automobile loans	6	5	6	5	5
Credit card	12	3	3	3	3
Other consumer loans	9	6	4	-	-
Total recoveries of losses previously charged-off	$40	$24	$22	$18	$17

Net losses charged-off:
Commercial and industrial loans	($28)	($47)	($28)	($32)	($27)
Commercial mortgage loans	1	(2)	(1)	1	(3)
Commercial leases	-	-	-	(1)	-
Residential mortgage loans	(2)	(2)	(3)	(1)	1
Home equity	(3)	(2)	(5)	(4)	(3)
Automobile loans	(9)	(8)	(11)	(10)	(8)
Credit card	(21)	(26)	(25)	(20)	(20)
Other consumer loans	(10)	(7)	(8)	(9)	(8)
Total net losses charged-off	($72)	($94)	($81)	($76)	($68)

Net losses charged-off as a percent of average portfolio loans and leases:
Commercial and industrial loans	0.26%	0.44%	0.27%	0.31%	0.26%
Commercial mortgage loans	(0.03% )	0.11%	0.06%	(0.09% )	0.16%
Commercial leases	0.00%	0.00%	0.00%	0.08%	0.01%
Residential mortgage loans	0.04%	0.05%	0.06%	0.03%	(0.02% )
Home equity	0.16%	0.12%	0.26%	0.25%	0.18%
Automobile loans	0.41%	0.33%	0.50%	0.45%	0.35%
Credit card	3.53%	4.73%	4.65%	3.74%	3.75%
Other consumer loans	1.94%	1.85%	2.16%	2.38%	2.80%
Total net losses charged-off as a percent of average portfolio loans and leases	0.30%	0.41%	0.36%	0.33%	0.29%

Fifth Third Bancorp and Subsidiaries
Asset Quality
$ in millions
(unaudited)	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Allowance for Credit Losses
Allowance for loan and lease losses, beginning	$1,077	$1,138	$1,196	$1,205	$1,226
Total net losses charged-off	(72)	(94)	(81)	(76)	(68)
Provision for loan and lease losses	86	33	23	67	67
Deconsolidation of a variable interest entity	-	-	-	-	(20)
Allowance for loan and lease losses, ending	$1,091	$1,077	$1,138	$1,196	$1,205

Reserve for unfunded commitments, beginning	$131	$151	$161	$157	$162
(Benefit from) provision for unfunded commitments	(2)	(20)	(10)	4	(5)
Reserve for unfunded commitments, ending	$129	$131	$151	$161	$157

Components of allowance for credit losses:
Allowance for loan and lease losses	$1,091	$1,077	$1,138	$1,196	$1,205
Reserve for unfunded commitments	129	131	151	161	157
Total allowance for credit losses	$1,220	$1,208	$1,289	$1,357	$1,362

	As of
	September	June	March	December	September
	2018	2018	2018	2017	2017
Nonperforming Assets and Delinquent Loans
Nonaccrual portfolio loans and leases:
Commercial and industrial loans	$69	$99	$155	$144	$144
Commercial mortgage loans	7	8	9	12	14
Commercial leases	22	25	4	-	1
Residential mortgage loans	11	13	16	17	19
Home equity	58	54	55	56	56
Automobile loans	-	3	-	-	-
Other consumer loans	1	1	1	-	-
Total nonaccrual portfolio loans and leases (excludes restructured loans)	168	203	240	229	234
Nonaccrual restructured portfolio commercial loans and leases	180	173	154	150	214
Nonaccrual restructured portfolio consumer loans and leases	55	61	58	58	58
Total nonaccrual portfolio loans and leases	403	437	452	437	506
Repossessed property	8	7	9	9	10
OREO	37	36	43	43	39
Total nonperforming portfolio assets	448	480	504	489	555
Nonaccrual loans held for sale	18	5	5	5	18
Nonaccrual restructured loans held for sale	17	18	19	1	2
Total nonperforming assets	$483	$503	$528	$495	$575

Restructured portfolio consumer loans and leases (accrual)	$987	$1,024	$916	$927	$929
Restructured portfolio commercial loans and leases (accrual)	$80	$104	$249	$249	$232

Loans 90 days past due (accrual):
Commercial and industrial loans	$3	$4	$7	$3	$3
Commercial mortgage loans	1	-	1	-	-
Total commercial loans	4	4	8	3	3
Residential mortgage loans	40	44	62	57	43
Automobile loans	11	10	9	10	10
Credit card	32	31	28	27	21
Total consumer loans	83	85	99	94	74
Total loans 90 days past due (accrual)(b)	$87	$89	$107	$97	$77

Ratios
Net losses charged-off as a percent of average portfolio loans and leases	0.30%	0.41%	0.36%	0.33%	0.29%
Allowance for loan and lease losses:
As a percent of portfolio loans and leases	1.17%	1.17%	1.24%	1.30%	1.31%
As a percent of nonperforming portfolio loans and leases(a)	270%	247%	252%	274%	238%
As a percent of nonperforming portfolio assets(a)	243%	224%	226%	245%	217%
Nonperforming portfolio loans and leases as a percent of portfolio loans and leases and OREO(a)	0.43%	0.47%	0.49%	0.48%	0.55%
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO(a)	0.48%	0.52%	0.55%	0.53%	0.60%
Nonperforming assets as a percent of total loans and leases, OREO, and repossessed property	0.51%	0.54%	0.57%	0.53%	0.62%
Allowance for credit losses as a percent of nonperforming assets	272%	252%	256%	278%	245%
(a) Excludes nonaccrual loans held for sale.
(b) Excludes loans held for sale.

Use of Non-GAAP Financial Measures

In addition to GAAP measures, management considers various Non-GAAP measures when evaluating the performance of the business, including: “net interest income (FTE),” “interest income (FTE),” “net interest margin (FTE),” “net interest rate spread (FTE),” “income before income taxes (FTE),” “tangible net income available to common shareholders,” “average tangible common equity,” “return on average tangible common equity,” “tangible common equity (excluding unrealized gains/losses),” “tangible common equity (including unrealized gains/losses),” “tangible equity,” “tangible book value per share,” “adjusted noninterest income,” “adjusted noninterest expense,” “pre-provision net revenue,” “adjusted efficiency ratio,” “adjusted return on average tangible common equity,” “adjusted pre-provision net revenue,” “adjusted return on average assets,” “efficiency ratio,” “efficiency ratio excluding low income housing (LIH) expense,” “adjusted efficiency ratio excluding LIH expense,” and certain ratios derived from these measures. The Bancorp believes these non-GAAP measures provide useful information to investors because these are among the measures used by the Fifth Third management team to evaluate operating performance and make day-to-day operating decisions.

The FTE basis adjusts for the tax-favored status of income from certain loans and securities held by the Bancorp that are not taxable for federal income tax purposes. The Bancorp believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison between taxable and non-taxable amounts.

The Bancorp believes tangible net income available to common shareholders, average tangible common equity, tangible common equity (excluding unrealized gains/losses), tangible common equity (including unrealized gains/losses), tangible equity, tangible book value per share and return on average tangible common equity are important measures for evaluating the performance of the business without the impacts of intangible items, whether acquired or created internally, compared to other companies in the industry who present similar measures.

The Bancorp believes adjusted noninterest income, noninterest expense, net interest income, pre-provision net revenue, efficiency ratio, return on average tangible common equity, and return on average assets are important measures that adjust for significant, unusual, or large transactions that may occur in a reporting period which management does not consider indicative of on-going financial performance and enhances comparability of results with prior periods. Furthermore, management believes that adjusted efficiency ratio measures incorporating the impact of LIH expense allows the reader to compare to other companies in the industry who may present efficiency ratios that are not impacted by this expense.

Management considers various measures when evaluating capital utilization and adequacy, including the tangible equity and tangible common equity (including and excluding unrealized gains/losses), in addition to capital ratios defined by the U.S. banking agencies. These calculations are intended to complement the capital ratios defined by the U.S. banking agencies for both absolute and comparative purposes. These ratios are not formally defined by U.S. GAAP or codified in the federal banking regulations and, therefore, are considered to be Non-GAAP financial measures. Management believes that providing the tangible common equity ratio excluding unrealized gains/losses on certain assets and liabilities enables investors and others to assess the Bancorp’s use of equity without the effects of gains or losses some of which are uncertain and providing the tangible common equity ratio including unrealized gains/losses enables investors and others to assess the Bancorp’s use of equity if all unrealized gains or losses were to be monetized.

Please note that although Non-GAAP financial measures provide useful insight, they should not be considered in isolation or relied upon as a substitute for analysis using GAAP measures.

Please see page 26 for Reg. G reconciliations of all historical Non-GAAP measures used in this release to the most directly comparable GAAP measures.

Fifth Third Bancorp and Subsidiaries
Regulation G Non-GAAP Reconciliation
$ and shares in millions
(unaudited)	For the Three Months Ended
	September	June	March	December	September
	2018	2018	2018	2017	2017
Net interest income	$1,043	$1,020	$996	$956	$970
Add: Taxable equivalent adjustment	4	4	3	7	7
Net interest income (FTE) (a)	1,047	1,024	999	963	977

Net interest income (annualized) (b)	4,138	4,091	4,039	3,793	3,848
Net interest income (FTE) (annualized) (c)	4,154	4,107	4,052	3,821	3,876

Interest income	1,315	1,269	1,206	1,144	1,152
Add: Taxable equivalent adjustment	4	4	3	7	7
Interest income (FTE)	1,319	1,273	1,209	1,151	1,159
Interest income (FTE) (annualized) (d)	5,233	5,106	4,903	4,566	4,598

Interest expense (annualized) (e)	1,079	999	852	746	722
Average interest-earning assets (f)	128,799	128,167	127,546	126,621	126,443
Average interest-bearing liabilities (g)	89,772	89,222	87,607	84,820	85,328

Net interest margin (b) / (f)	3.21%	3.19%	3.17%	3.00%	3.04%
Net interest margin (FTE) (c) / (f)	3.23%	3.21%	3.18%	3.02%	3.07%
Net interest rate spread (FTE) (d) / (f) - (e) / (g)	2.87%	2.86%	2.88%	2.73%	2.79%

Income before income taxes	$512	$693	$836	$393	$1,489
Add: Taxable equivalent adjustment	4	4	3	7	7
Income before income taxes (FTE)	$516	$697	$839	$400	$1,496

Net income available to common shareholders (h)	$418	$563	$689	$486	$999
Add: Intangible amortization, net of tax	1	1	1	-	-
Tangible net income available to common shareholders	419	564	690	486	999
Tangible net income available to common shareholders (annualized) (i)	1,662	2,262	2,798	1,928	3,963

Average Bancorp shareholders’ equity	16,145	16,108	16,313	16,493	16,820
Less: Average preferred stock	(1,331)	(1,331)	(1,331)	(1,331)	(1,331)
Average goodwill	(2,462)	(2,462)	(2,455)	(2,437)	(2,423)
Average intangible assets	(29)	(30)	(27)	(25)	(18)
Average tangible common equity (j)	12,323	12,285	12,500	12,700	13,048

Total Bancorp shareholders’ equity	15,830	16,232	16,184	16,365	16,360
Less: Preferred stock	(1,331)	(1,331)	(1,331)	(1,331)	(1,331)
Goodwill	(2,462)	(2,462)	(2,462)	(2,445)	(2,423)
Intangible assets	(28)	(30)	(30)	(27)	(18)
Tangible common equity, including unrealized gains / losses (k)	12,009	12,409	12,361	12,562	12,588
Less: Accumulated other comprehensive income	775	552	389	(73)	(185)
Tangible common equity, excluding unrealized gains / losses (l)	12,784	12,961	12,750	12,489	12,403
Add: Preferred stock	1,331	1,331	1,331	1,331	1,331
Tangible equity (m)	14,115	14,292	14,081	13,820	13,734

Total assets	141,685	140,695	141,500	142,193	142,264
Less: Goodwill	(2,462)	(2,462)	(2,462)	(2,445)	(2,423)
Intangible assets	(28)	(30)	(30)	(27)	(18)
Tangible assets, including unrealized gains / losses (n)	139,195	138,203	139,008	139,721	139,823
Less: Accumulated other comprehensive income / loss, before tax	981	699	492	(92)	(285)
Tangible assets, excluding unrealized gains / losses (o)	$140,176	$138,902	$139,500	$139,629	$139,538

Common shares outstanding (p)	661	678	685	694	705
Tangible equity (m) / (o)	10.07%	10.29%	10.09%	9.90%	9.84%
Tangible common equity (excluding unrealized gains/losses) (l) / (o)	9.12%	9.33%	9.14%	8.94%	8.89%
Tangible common equity (including unrealized gains/losses) (k) / (n)	8.63%	8.98%	8.89%	8.99%	9.00%
Tangible book value per share (k) / (p)	$18.17	$18.30	$18.05	$18.10	$17.86

Fifth Third Bancorp and Subsidiaries
Regulation G Non-GAAP Reconciliation
$ and shares in millions
(unaudited)	For the Three Months Ended
	September	June	September
	2018	2018	2017
Net income attributable to Bancorp (q)	$433	$586	$1,014
Net income attributable to Bancorp (annualized) (r)	1,718	2,350	4,023

Net income adjustments (pre-tax items)
Branch and land network impairment charge	-	30	-
Valuation of Visa total return swap	17	10	47
Gain from GreenSky IPO	-	(16)	-
Securities losses, net (including GreenSky)	6	5	-
Fifth Third Foundation contribution	-	10	-
Gain on sale of Vantiv/Worldpay shares	-	(205)	(1,037)
Staffing review expense	-	19	-
Net income adjustments, after-tax (s)	18	(116)	(644)

Noninterest income (t)	563	743	1,561
Branch and land network impairment charge	-	30	-
Valuation of Visa total return swap	17	10	47
Gain from GreenSky IPO	-	(16)	-
Securities losses, net (including GreenSky)	6	5	-
Gain on sale of Vantiv/Worldpay shares	-	(205)	(1,037)
Adjusted noninterest income (u)	586	567	571

Noninterest expense (v)	1,008	1,037	975
Fifth Third Foundation contribution	-	(10)	-
Staffing review expense	-	(19)	-
Adjusted noninterest expense (w)	1,008	1,008	975
Impairment on affordable housing investments, as reported	(39)	(47)	(41)
Adjusted noninterest expense excluding low-income housing (LIH) expense (x)	969	961	934
Noninterest expense excluding LIH expense (y)	969	990	934

Adjusted net income attributable to Bancorp (q) + (s)	451	470	370
Adjusted net income attributable to Bancorp (annualized) (z)	1,789	1,885	1,468

Adjusted net income available to common shareholders (h) + (s)	436	447	355
Adjusted net income available to common shareholders (annualized) (aa)	1,730	1,793	1,408

Average assets (ab)	$141,752	$141,529	$140,992
Return on average tangible common equity (i) / (j)	13.5%	18.4%	30.4%
Adjusted return on average tangible common equity (aa) / (j)	14.0%	14.6%	10.8%
Return on average assets (r) / (ab)	1.21%	1.66%	2.85%
Adjusted return on average assets (z) / (ab)	1.26%	1.33%	1.04%
Efficiency ratio (v) / [(a) + (t)]	62.6%	58.7%	38.4%
Efficiency ratio excluding LIH expense (y) / [(a) + (t)]	60.2%	56.0%	36.8%
Adjusted efficiency ratio excluding LIH expense (x) / [(a) + (u)]	59.3%	60.4%	60.3%
Adjusted pre-provision net revenue (PPNR) (a) + (u) - (w)	$625	$583	$573

Fifth Third Bancorp and Subsidiaries
Segment Presentation
$ in millions
(unaudited)

For the three months ended September 30, 2018	Commercial Banking	Branch Banking(b)	Consumer Lending(c)	Wealth and Asset Management	Other/ Eliminations	Total

Net interest income (FTE)(a)	$431	$525	$60	$46	($15)	$1,047
(Provision for) benefit from loan and lease losses	11	(34)	(10)	(3)	(50)	(86)
Net interest income after provision for loan and lease losses	442	491	50	43	(65)	961
Noninterest income	235	204	50	115	(41)	563
Noninterest expense	(345)	(433)	(100)	(126)	(4)	(1,008)
Income (loss) before income taxes	332	262	-	32	(110)	516
Applicable income tax (expense) benefit(a)	(34)	(55)	-	(7)	13	(83)
Net income (loss)	298	207	-	25	(97)	433

For the three months ended June 30, 2018	Commercial Banking	Branch Banking(b)	Consumer Lending(c)	Wealth and Asset Management	Other/ Eliminations	Total

Net interest income (FTE)(a)	$431	$499	$59	$45	($10)	$1,024
(Provision for) benefit from loan and lease losses	10	(47)	(8)	11	1	(33)
Net interest income after provision for loan and lease losses	441	452	51	56	(9)	991
Noninterest income	229	167	52	109	186	743
Noninterest expense	(358)	(432)	(107)	(123)	(17)	(1,037)
Income (loss) before income taxes	312	187	(4)	42	160	697
Applicable income tax (expense) benefit(a)	(23)	(40)	1	(9)	(40)	(111)
Net income (loss)	289	147	(3)	33	120	586

For the three months ended March 31, 2018	Commercial Banking	Branch Banking(b)	Consumer Lending(c)	Wealth and Asset Management	Other/ Eliminations	Total

Net interest income (FTE)(a)	$422	$466	$59	$43	$9	$999
(Provision for) benefit from loan and lease losses	20	(44)	(12)	(16)	29	(23)
Net interest income after provision for loan and lease losses	442	422	47	27	38	976
Noninterest income	219	184	46	116	344	909
Noninterest expense	(384)	(437)	(106)	(131)	12	(1,046)
Income (loss) before income taxes	277	169	(13)	12	394	839
Applicable income tax (expense) benefit(a)	(18)	(35)	3	(3)	(82)	(135)
Net income (loss)	259	134	(10)	9	312	704

For the three months ended December 31, 2017(d)	Commercial Banking	Branch Banking(b)	Consumer Lending(c)	Wealth and Asset Management	Other/ Eliminations	Total

Net interest income (FTE)(a)	$397	$464	$61	$40	$1	$963
Provision for loan and lease losses	(13)	(37)	(10)	(4)	(3)	(67)
Net interest income after provision for loan and lease losses	384	427	51	36	(2)	896
Noninterest income	192	194	54	107	30	577
Noninterest expense	(410)	(432)	(101)	(124)	(6)	(1,073)
Income before income taxes	166	189	4	19	22	400
Applicable income tax (expense) benefit(a)	(23)	(66)	(2)	(7)	207	109
Net income	143	123	2	12	229	509

For the three months ended September 30, 2017(d)	Commercial Banking	Branch Banking(b)	Consumer Lending(c)	Wealth and Asset Management	Other/ Eliminations	Total

Net interest income (FTE)(a)	$429	$453	$59	$38	($2)	$977
(Provision for) benefit from loan and lease losses	3	(35)	(8)	1	(28)	(67)
Net interest income after provision for loan and lease losses	432	418	51	39	(30)	910
Noninterest income	216	191	68	101	985	1,561
Noninterest expense	(341)	(419)	(101)	(111)	(3)	(975)
Income before income taxes	307	190	18	29	952	1,496
Applicable income tax expense(a)	(63)	(66)	(6)	(10)	(337)	(482)
Net income	244	124	12	19	615	1,014

(a) Includes taxable equivalent adjustments of $4 million, $4 million, $3 million, $7 million and $7 million for the three months ended September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017 and September 30, 2017, respectively.

(b) Branch Banking provides a full range of deposit and loan and lease products to individuals and small businesses through full-service banking centers.
(c) Consumer Lending includes the Bancorp’s residential mortgage, home equity, automobile and other indirect lending activities.
(d) Prior period balances have been adjusted to reflect changes in internal expense allocation methodologies.